FOR IMMEDIATE RELEASE
                                        Contact:     Pamela Sherry
                                                     910-584-5171, Ext.4855


               LABORATORY CORPORATION OF AMERICA-TM- DECLARES
                          PREFERRED STOCK DIVIDENDS


BURLINGTON, NC, AUGUST 25, 1997 _ Laboratory Corporation of America-TM-Holdings (LabCorp-TM-) (NYSE: LH) today announced that its Board of Directors has declared a dividend of $1.18056 per share on the Company's
8 1/2% Series A Convertible Exchangeable Preferred Stock (Series A Preferred Stock), payable in cash. The Board has also declared a dividend of $1.18056 per share on the Company's 8 1/2% Series B Convertible Pay-in-Kind Preferred Stock (Series B Preferred Stock), payable in shares of Series B Preferred Stock at the rate of 0.02361 shares per share of Series B Preferred Stock held. No fractional shares of Series B Preferred Stock will be issued, so that the number of shares to be paid as a dividend on the Series B Preferred Stock will be rounded to the nearest whole number of shares. The dividends will be payable on September 30, 1997 for each issued and outstanding share of Series A and B Preferred Stock to stockholders of record on September 19, 1997, and will cover the dividend period from the date of issuance to September 30, 1997 at an equivalent annualized rate of $4.25 per share.

Laboratory Corporation of America-TM- Holdings (LabCorp-TM-) is a national clinical laboratory organization with revenues of $1.6 billion in 1996. The Company operates primary testing facilities nationally, offering more than 1,700 different clinical assays, from routine blood analysis to more sophisticated technologies. LabCorp performs diagnostic tests for physicians, managed care organizations, hospitals, clinics, long-term care facilities, industrial companies and other clinical laboratories.